Steben & Company, Inc. 9711 Washingtonian Blvd., Suite 400 Gaithersburg, MD 20878	240.631.7600 T 240.631.9595 F www.steben.com

March 28, 2014

Mr. Asen Parachkevov
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Steben Alternative Investment Funds (the “Registrant”) (File Nos.: 811-22880, 333-190813)

Dear Mr. Parachkevov:

We received your comments via telephone on March 26, 2014 and March 27, regarding the Pre-Effective Amendment No. 2 to the registration statement on Form N-1A (“Amendment No. 2”) for Registrant and its initial series, the Steben Managed Futures Strategy Fund (the “Fund”), that was filed with the Securities and Exchange Commission (“SEC” or the “Commission”) on March 25, 2014. Your comments on Amendment No. 2 and Registrant’s responses are set forth below. Terms not defined herein are defined in Amendment No. 2. Attached with the correspondence is a comparison of the changes made to the prospectus in response to your comments.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comments

Comment 1: With respect to the “Fee and Expense Table” section on page 1 of the prospectus, please modify the operating expense agreement to only allow for termination by the Fund’s Board of Trustees or modify the expense table to include the Fund’s estimated gross operating expenses for its first year of operation. If Registrant modifies the operating expense agreement, please include a statement in the footnote that the Fund’s ordinary operating expenses may exceed the fees paid to the Adviser under the agreement. Also, please include a statement in the prospectus that the Board will periodically review the operating expense agreement.

Securities and Exchange Commission

March 28, 2014

Response: The Registrant has modified the operating expense agreement and made the requested changes.

Comment 2: In “Principal Investment Strategies” section on page 2 of the prospectus, please include a statement that the Subsidiary will have the same principal investment strategies as the Fund.

Response: Registrant has incorporated the requested statement.

Comment 3: In “Principal Investment Strategies” section on page 3 of the prospectus, please include a description of the principal investment strategy used by the subadviser to purchase and sell fixed income securities.

Response: Registrant has made the requested disclosures.

Comment 4: In “Principal Risks” section on page 4 of the prospectus, please include under the “Derivative Investment Risk” paragraph additional risk information specific to futures, forward and options contacts.

Response: Registrant has included the requested disclosures.

Comment 5: In “Principal Risks” section on page 6 of the prospectus, under the “Swap Risk” paragraph, please delete the sentence relating to management and performance fees of the Trading Advisors.

Response: Registrant has made the requested deletion.

Comment 6: In “Additional Information about the Fund’s Principal Investment Strategies” section on page 9 of the prospectus under “Subsidiary” paragraph, please move the statement that the Subsidiary will comply with the asset coverage requirements under the 1940 Act to the “Derivative Investments” paragraph on page 11 of the prospectus.

Response: Registrant has made the requested move.

Comment 7: In “Additional Information about the Fund’s Principal Investment Strategies” section on page 10 of the prospectus under “Investment Pools” paragraph, please move the disclosure explaining notional funding from page 28 of the SAI to the “Investment Pools” paragraph.

Securities and Exchange Commission

March 28, 2014

Response: Registrant has made the requested move.

Comment 8: In “Manager of Managers Structure” section on page 20 of the prospectus, please delete the statement “have submitted” from the sentence regarding the request by the Adviser and the Fund for manager of managers exemptive relief.

Response: Registrant has made the deleted the noted phrase.

Comment 9: In “Redemption-in-Kind” section on page 33 of the prospectus, please state that shareholders may receive illiquid securities for an in-kind redemption and that such securities may be illiquid.

Response: Registrant has made the requested disclosure.

Comment 10: Please include a signature page for the directors of the Subsidiary with the next amendment to the Registrant’s registration statement.

Response: Registrant agrees to do so.

* * * * *

If you should have any questions regarding the enclosed information, please contact me directly at (240) 631-7602.

Sincerely,

/s/ Francine Rosenberger

Francine Rosenberger

cc:	George Zornada K&L Gates LLP